Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

RECEIVED
AUG - 6 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 161

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07025880

Our Ref: LB/CS/24/3

Your Ref: 82-2782

SUPPL

2 August 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Return of Cash – Results of Elections
- Return of Cash – Single B Share Dividend
- Director shareholding
- Transaction in Own Shares
- Interim Management Statement
- Results of Annual General Meeting

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Company	Kelda Group PLC
TIDM	KEL
Headline	Return of Cash - Results of Elections
Released	14:04 22-Jun-07
Number	PRNUK-2206

Return of Cash - Results of Elections

The Return of Cash, which was approved by Shareholders on 1 June 2007, provided Shareholders with three choices in relation to their B Shares. As at the close of the Election Period, being 3:00 p.m. on 21 June 2007, the results of the elections were as follows:

* deemed elections to accept the Single B Share Dividend were received in relation to 228,208,977 B Shares (63.7 per cent. of the issued B Shares);

* valid elections to accept the Initial Repurchase Offer were received in relation to 125,148,754 B shares (34.9 per cent. of the issued B Shares); and

* valid elections to retain B Shares for any Future Repurchase Offer were received in relation to 5,167,670 B Shares (1.4 per cent. of the issued B Shares).

It is expected that JPMorgan Cazenove, acting as principal, will make the Initial Repurchase Offer to purchase 125,148,754 B Shares in respect of which valid elections have been received from Shareholders on 25 June 2007.

Kelda will declare the Single B Share Dividend of 210 pence per B Share payable to those Shareholders who have, or who are deemed to have, elected to receive the Single B Share Dividend on 25 June 2007.

Settlement of the Initial Repurchase Offer and the Single B Share Dividend for Shareholders is expected to be made on 2 July 2007.

Terms defined in the Circular have the same meaning when used in this announcement.

For further information:

Kelda:

Kevin Whiteman (Chief Executive) 01274 692 183

Martin Towers (Group Finance Director) 01274 804 220

JPMorgan Cazenove 020 7588 2828

John Paynter

Robert Constant

Tulchan Communications 020 7353 4200

Peter Hewer

JPMorgan Cazenove Limited is regulated in the United Kingdom for the conduct of investment business by the Financial Services Authority and is acting exclusively for Kelda and no-one else in connection with the return of cash and will not be responsible to anyone other than Kelda for providing the protections afforded to clients of JPMorgan Cazenove Limited nor for giving advice in relation to the return of cash.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Return of Cash - Single B Share Dividend
Released	08:37 25-Jun-07
Number	PRNUK-2506

Kelda Group plc (the 'Company')

Return of Cash - Single B Share Dividend

A dividend of 210 pence per B Share has been declared by a committee of the Board in respect of those B Shares for which elections or deemed elections have been made by Shareholders for the Single B Share Dividend, as announced by the Company on 22 June 2007.

It is expected that Shareholders receiving the Single B Share Dividend will be sent cheques, or have their CREST accounts credited, in respect of such Single B Share Dividend on 2 July 2007.

Following payment of the Single B Share Dividend, those B Shares on which the Single B Share Dividend has been paid will be converted into Deferred Shares which will have negligible value and which may be purchased by the Company for an aggregate consideration of one penny. It is expected that the Deferred Shares will be purchased by the Company on or around 2 July 2007.

Terms defined in the Circular to Shareholders dated 9 May 2007 have the same meaning when used in this announcement.

Enquiries:

Kelda:

Kevin Whiteman (Chief Executive) 01274 692 183

Martin Towers (Group Finance Director) 01274 804 220

JPMorgan Cazenove 020 7588 2828

John Paynter

Robert Constant

Tulchan Communications 020 7353 4200

Peter Hewer

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	12:09 28-Jun-07
Number	PRNUK-2806

Kelda Group plc (the 'Company')

Transactions in B Shares by, and holdings of retained B Shares and New Ordinary Shares of, Directors

The Company has been notified that the following Directors have disposed of the numbers of B Shares set out opposite their names below for 210 pence per share, pursuant to the Initial Repurchase Offer made by JPMorgan Cazenove, as principal, on 25 June 2007. The following Directors remain interested in the numbers of B Shares and New Ordinary Shares in the Company also set out below.

Name of Director	Number of B Shares sold to JPMorgan Cazenove under the Initial Repurchase Offer	Number of retained B Shares	Number of New Ordinary Shares held following the Share Capital Consolidation
John Napier	Nil	30,000	23,076
Kevin Whiteman	20,000	44,815	49,857
Martin Towers	17,581	Nil	13,523
Ed Anderson	3,939	Nil	3,030
Kate Avery	4,190	576	3,666
Christopher Fisher	Nil	5,000	3,846
David Salkeld	Nil	10,000	7,692
Richard Schmidt	Nil	7,676	5,904

Further details of the Initial Repurchase Offer and Share Capital Consolidation are contained in the circular to Shareholders dated 9 May 2007 (the 'Circular'). Terms defined in the Circular have the same meaning when used in this announcement.

Enquiries:

Kelda:

Kevin Whiteman (Chief Executive) 01274 692 183

Martin Towers (Group Finance Director) 01274 804 220

JPMorgan Cazenove 020 7588 2828

John Paynter

Robert Constant

Tulchan Communications 020 7353 4200

Peter Hewer

END

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	10:08 02-Jul-07
Number	PRNUK-0207

Kelda Group plc - Return of Cash - Purchase of own shares

Following the purchase by JPMorgan Cazenove from Shareholders of 125,148,754 B Shares pursuant to the Initial Repurchase Offer made by JPMorgan Cazenove as announced on 25 June 2007, these B Shares have been purchased by Kelda from JPMorgan Cazenove for an amount equal to 210 pence per B share and will be cancelled by Kelda.

Kelda has also purchased the Deferred Shares arising on the automatic conversion of the 228,208,977 B Shares in respect of which the Single B Share Dividend has been paid, for an aggregate consideration of one penny, and these Deferred Shares will also be cancelled by Kelda.

The remaining 5,167,670 B Shares, in respect of which elections were made to retain B Shares, will continue to be in issue.

Terms defined in the Circular to Shareholders dated 9 May 2007 have the same meaning when used in this announcement.

Enquiries:

Kelda:

Kevin Whiteman (Chief Executive) 01274 692 183

Martin Towers (Group Finance Director) 01274 804 220

JPMorgan Cazenove 020 7588 2828

John Paynter

Robert Constant

Tulchan Communications 020 7353 4200

Peter Hewer

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Kelda and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Kelda for providing the protections afforded to clients of JPMorgan Cazenove Limited or for providing advice in relation to the Return of Cash.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Interim Management Statement
Released	11:00 01-Aug-07
Number	PRNUK-3107

Kelda Group plc today issues the following interim management statement which covers the period from 1 April 2007 to 31 July 2007.

Financial position and performance

Yorkshire Water

Yorkshire Water has performed in line with expectations during the period, despite exceptionally high levels of rainfall in June and July, with flooding in many areas. The flooding had a significant impact on operations, although the impact on financial performance is not expected to be material as it is subject to insurance cover.

UK Operating Services

The existing Operating Services companies have continued to perform well, including Kelda Water Services.

Material events and transactions

On 1 May 2007, the Group announced completion of the disposal of its US regulated business, Aquarion.

Following shareholder approval on 1 June 2007, the Group completed its planned return of £753 million to shareholders.

During the four months to 31 July 2007, Yorkshire Water successfully entered the long term sterling bond market raising £600 million thereby increasing the funding available to the Group.

Summary

Trading performance and financial position for Yorkshire Water and other group companies continues to be in line with the Board's expectations and will be further detailed in our interim financial statements for the six month period ending 30 September 2007, to be announced on 28 November 2007.

For further information contact:

Martin Towers, Kelda Group plc 01274 600111

Peter Hewer, Tulchan Communications 0207 3534200

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Company	Kelda Group PLC
TIDM	KEL
Headline	Result of AGM
Released	13:54 01-Aug-07
Number	PRNUK-0108

Summary of the Annual General Meeting held on 1 August 2007 at the Marriott Hotel, Leeds, West Yorkshire.

The Directors are pleased to announce that the shareholders of Kelda Group plc passed all the resolutions that were proposed at this year's Annual General Meeting, as set out in the Notice of Annual General Meeting dated 3 July 2007

The Meeting was attended by 116 shareholders.

All of the Resolutions were passed at the Meeting on a show of hands but details in Appendix A are the proxy votes that were received from shareholders prior to the meeting. In total, 42.74% of the issued share capital was voted and the percentages shown below are rounded to two decimal places.

Resolutions 1 to 6 and 9 were passed as ordinary resolutions and resolutions 7 and 8 were passed a special resolutions.

Appendix A

Resolution 1 To receive the Directors' report, the auditor's and the company's annual accounts for the financial year ended 31 March 2007

For	Against	Discretion	Withheld
116,860,533 shares	213,635 shares	784,847 shares	13,685 shares
99.15%	0.18%	0.67%	

Resolution 2 To approve the Directors' remuneration report for the year ended 31 March 2007

For	Against	Discretion	Withheld
116,136,285 shares	705,189 shares	820,950 shares	210,276 shares
98.70%	0.60%	0.70%	

Resolution 3 To declare a final dividend for the year ended 31 March 2007

For	Against	Discretion	Withheld
117,084,020 shares	10,097 shares	773,897 shares	4,686 shares
99.33%	0.01%	0.66%	

Resolution 4 To re-elect D Salkeld as a director of the company

For	Against	Discretion	Withheld
116,737,673 shares	195,195 shares	880,773 shares	59,059 shares

99.08% 0.17% 0.75%

Resolution 5 Appointment and remuneration of PricewaterhouseCoopers LLP

For	Against	Discretion	Withheld
115,945,634 shares	988,555 shares	816,833 shares	121,678 shares
98.47%	0.84%	0.69%	

Resolution 6 Authority to allot shares

For	Against	Discretion	Withheld
116,100,391 shares	881,704 shares	841,565 shares	49,041 shares
98.54%	0.75%	0.71%	

Resolution 7 Authority to allot shares for cash

For	Against	Discretion	Withheld
116,639,237 shares	324,078 shares	861,376 shares	48,010 shares
98.99%	0.28%	0.73%	

Resolution 8 Authority to purchase ordinary shares in the market

For	Against	Discretion	Withheld
116,798,850 shares	194,275 shares	843,173 shares	36,402 shares
99.12%	0.16%	0.72%	

Resolution 9 Amendment of LTIP rules

For	Against	Discretion	Withheld
115,144,634 shares	804,161 shares	974,311 shares	949,594 shares
98.48%	0.69%	0.83%	

END

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